Exhibit 12.1 YUM! Brands, Inc. Ratio of Earnings to Fixed Charges Years Ended 2016 - 2012 (In millions except ratio amounts)

	53 Weeks	52 Weeks
	2016	2015	2014	2013	2012

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	$1,318	$1,261	$1,374	$1,279	$1,251

50% or less owned Affiliates' interests, net	—	—	—	—	—

Interest Expense	331	157	162	282	193

Interest portion of net rent expense	50	57	62	64	72

Earnings available for fixed charges	$1,699	$1,475	$1,598	$1,625	$1,516

Fixed Charges:

Interest Expense	$331	$157	$164	$283	$193
Interest portion of net rent expense	50	57	62	64	72

Total fixed charges	$381	$214	$226	$347	$265

Ratio of earnings to fixed charges	4.46	6.89	7.07	4.68	5.72